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                           February 12, 2021

       Nicolaas Vlok
       Chief Executive Officer
       Project Angel Parent, LLC
       c/o MeridianLink, Inc.
       1600 Sunflower Avenue, #200
       Costa Mesa, CA 92626

                                                        Re: Project Angel
Parent, LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
27, 2021
                                                            CIK No. 0001834494

       Dear Mr. Vlok:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated January 12, 2021.

       Amendment No.1 to Draft Registration Statement on Form S-1

       Non-GAAP Financial Measures
       Adjusted EBITDA, page 68

   1. We note your response to previous comment 5. Tell us if you intend to include an adjustment for
"Deferred revenue reduction from purchase accounting" in your calculation of adjusted EBITDA for
the year ended December 31, 2020.
 Nicolaas Vlok
FirstName LastNameNicolaas  Vlok
Project Angel Parent, LLC
Comapany12,
February   NameProject
            2021        Angel Parent, LLC
February
Page 2 12, 2021 Page 2
FirstName LastName
2. Reference is made to the disclosure regarding the adjustment identified as "Deferred revenue reduction from purchase accounting" on page 70. Please clarify that you are not excluding an amount, but are in fact including an amount of income not otherwise reflected in your GAAP results of operations.
Business, page 95

3. Please incorporate your responses to prior comments 12 and 14 in your prospectus with regards to: (i) the integration of CRIF and your more recent acquisitions with your
         MeridianLink platform and (ii) how you generate revenue through your Partner
         Marketplace.
4. On pages 1 and 106 you refer to your total addressable market of $10 billion based on an
         "independent analysis" by Cornerstone Advisors. We note that this independent analysis, in turn, was based off a 2021 study conducted on your behalf that estimated various metrics in various market channels. Please clarify whether you engaged Cornerstone to provide this independent analysis and who conducted the 2021 study. Please provide more details of how the $10 billion total addressable market was determined, including discussing material assumptions.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

5. In regard to Subscription Fee Revenue, please revise your disclosure here, and elsewhere as appropriate, to clearly identify the performance obligations included in your "software solutions." Also please clarify whether these subscription arrangements include a license component.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Joseph C. Theis, Jr., Esq.